

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 21, 2010

VIA US MAIL AND FAX (317) 684-5580
Mr. Patrick Walsh
Chief Financial Officer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, IN 46204

> **RE: Emmis Communications Corporation**
> **Form 10-K for the Year Ended February 28, 2010 as Amended**
> **Filed May 7, 2010**
> **File No. 0-23264**

Dear Mr. Walsh:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

c) Local Programming and Marketing Agreement Fees, page 60

1. Addressing paragraphs 25-38 of ASC 810-10-25 tell us in detail how you concluded that you should continue consolidating KMVN-FM, in view of the Put and Call Agreements entered with a subsidiary of Grupo Radio Centro in connection with the LMA Agreement.

March 3, 2009 Credit Agreement Amendment, page 74

2.   Tell us how you determined the purchase price for tenders of the Tranche B Term Loan at an amount less than par. Tell us if the lenders received any consideration in connection with the reduced bid prices.

Valuation of Indefinite-lived Broadcasting Licenses, page 83

3.   Addressing ASC Topic 805-20-S99-3, describe for us in more detail the valuation method you used to isolate the cash flows associated with your FCC licenses. Tell us how this method "strictly values the FCC licenses."

4.   We note that you took a significant license impairment charge during your 2010 fiscal year. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the license impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

●   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

●   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director